UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

22 October 2026

BHP GROUP LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE,

VICTORIA 3000 AUSTRALIA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☐ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐ Yes ☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Exchange release

22 October 2026

BHP Annual General Meeting 2026 results

The results of the 2026 Annual General Meeting of BHP Group Limited held today in Sydney, Australia are attached.

All resolutions put to the meeting were decided by poll.

Authorised for release by Stefanie Wilkinson, Group General Counsel and Group Company Secretary.

BHP Group Limited ABN 49 004 028 077

Contacts

Media	Investor Relations
media.relations@bhp.com	investor.relations@bhp.com

Australia and Asia	Australia and Asia
Gabrielle Notley	John-Paul Santamaria
+61 411 071 715	+61 499 006 018

Europe, Middle East and Africa	Europe, Middle East and Africa
Sinead Keller	Adam Sanderson
+44 7816 826 169	+44 7884 735 515

Americas	Americas
Renata Fernandez	Li Hua
+56 9 8229 5357	+1 647 828 9830

BHP Group Limited
ABN 49 004 028 077
LEI WZE1WSENV6JSZFK0JC28
Registered in Australia
Level 18, 171 Collins Street
Melbourne
Victoria 3000 Australia
Tel: +61 1300 55 4757 Fax: +61 3 9609 3015
BHP Group is headquartered in Australia

bhp.com

BHP Group Limited ABN 49 004 028 077

BHP Group Limited Annual General Meeting Thursday, 22 October 2026 Results of Meeting

The following information is provided in accordance with section 251AA(2) of the Corporations Act 2001 (Cth) and ASX Listing Rule 3.13.2.

Resolution details		Instructions given to validly appointed proxies (as at proxy close)					Number of votes cast on the poll (where applicable)			Resolution Result
Resolution	Resolution Type	For	Against	Proxy’s Discretion	Total Available	Abstain	For	Against	Abstain*	Carried / Not Carried
2 To elect Brandon Craig as a Director of BHP Group Limited	Ordinary	3,189,824,052 99.58%	1,823,550 0.05%	12,079,964 0.37%	3,203,727,566	4,224,510	3,264,022,409 99.94%	1,841,410 0.06%	4,229,395	Carried
3 To elect Mark Vassella as a Director of BHP Group Limited	Ordinary	3,185,362,483 99.44%	6,219,451 0.19%	12,077,079 0.37%	3,203,659,013	4,286,313	3,259,550,248 99.81%	6,237,518 0.19%	4,298,698	Carried
4 To re-elect Xiaoqun Clever-Steg as a Director of BHP Group Limited	Ordinary	3,161,715,185 98.70%	29,765,043 0.93%	12,064,414 0.37%	3,203,544,642	4,403,428	3,235,252,800 99.07%	30,403,883 0.93%	4,412,421	Carried
5 To re-elect Gary Goldberg as a Director of BHP Group Limited	Ordinary	3,163,305,530 98.75%	28,291,437 0.88%	12,097,393 0.37%	3,203,694,360	4,254,061	3,237,500,853 99.13%	28,309,297 0.87%	4,259,409	Carried
6 To re-elect Michelle Hinchliffe as a Director of BHP Group Limited	Ordinary	2,944,035,582 92.08%	241,357,221 7.55%	12,094,258 0.37%	3,197,487,061	10,461,026	3,017,313,604 92.57%	242,289,065 7.43%	10,466,556	Carried
7 To re-elect Don Lindsay as a Director of BHP Group Limited	Ordinary	3,163,420,509 98.75%	28,193,630 0.88%	12,126,616 0.37%	3,203,740,755	4,207,318	3,237,025,652 99.12%	28,827,506 0.88%	4,213,803	Carried
8 To re-elect Ross McEwan as a Director of BHP Group Limited	Ordinary	3,108,833,435 97.31%	73,712,850 2.31%	12,152,776 0.38%	3,194,699,061	13,249,028	3,182,354,789 97.71%	74,460,062 2.29%	13,254,376	Carried
9 To re-elect Christine O’Reilly as a Director of BHP Group Limited	Ordinary	3,145,780,871 98.39%	39,405,391 1.23%	12,153,471 0.38%	3,197,339,733	10,595,825	3,219,403,102 98.77%	40,042,914 1.23%	10,601,680	Carried
10 To re-elect Catherine Tanna as a Director of BHP Group Limited	Ordinary	3,144,873,158 98.29%	42,724,752 1.33%	12,162,569 0.38%	3,199,760,479	8,187,612	3,219,032,499 98.69%	42,843,588 1.31%	8,193,142	Carried
11 To re-elect Dion Weisler as a Director of BHP Group Limited	Ordinary	3,167,207,553 98.87%	24,175,935 0.75%	12,248,853 0.38%	3,203,632,341	4,318,157	3,241,507,236 99.26%	24,193,795 0.74%	4,362,105	Carried
12 To elect Stephen Mayne, an external candidate nominated for election, as a Director of BHP Group Limited	Ordinary	23,209,864 0.73%	3,137,805,354 98.90%	11,825,066 0.37%	3,172,840,284	35,109,460	23,267,539 0.72%	3,210,753,955 99.28%	36,045,823	Not Carried
13 Adoption of the Remuneration Report	Ordinary	3,133,647,969 98.09%	49,002,642 1.54%	12,002,221 0.37%	3,194,652,832	13,173,526	3,181,571,636 98.48%	49,025,591 1.52%	13,492,171	Carried
14 Approval of equity grants to the Chief Executive Officer	Ordinary	3,168,905,498 98.97%	21,163,296 0.66%	11,938,423 0.37%	3,202,007,217	5,941,902	3,217,017,795 99.34%	21,224,704 0.66%	5,987,727	Carried
15 Renewal of approval of potential leaving entitlements	Ordinary	3,157,807,553 98.99%	20,478,849 0.65%	11,740,030 0.36%	3,190,026,432	17,737,756	3,198,495,249 99.36%	20,565,320 0.64%	24,974,159	Carried

*	Votes cast by a person who abstains on an item are not counted in calculating the required majority on a poll.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Group Limited

Date: October 22, 2026	By:	/s/ Stefanie Wilkinson
	Name:	Stefanie Wilkinson
	Title:	Group General Counsel and Group Company Secretary